UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Circuit City Stores, Inc.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

172737108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Mark J. Wattles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 11,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Wattles Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON HKW Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON James A. Marcum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,200
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 6,200
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Elliott Wahle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Don R. Kornstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 5,500 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 5,500 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 5,500 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Anthony Bergamo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 15,000 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 15,000 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 15,000 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Alexander M. Bond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 172737108

 The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 6,200 Shares owned directly by Mr. Marcum is approximately $20,050.  The Shares owned directly by Mr. Marcum were acquired with personal funds.

The aggregate purchase price of the 7,500 Shares owned directly by Mr. Wahle is approximately $34,425.  The Shares owned directly by Mr. Wahle were acquired with personal funds.

The aggregate purchase price of the 5,500 Shares owned directly by Mr. Kornstein is approximately $25,465.  The Shares owned directly by Mr. Kornstein were acquired with personal funds.

Item 4 is hereby amended to add the following:

Wattles Capital Management, LLC (“WCM”) is presenting two business proposals for consideration at the Issuer’s 2008 Annual Meeting.  On February 28, 2008, WCM hand-delivered a letter to the Corporate Secretary of the Issuer submitting two business proposals for consideration at the 2008 Annual Meeting (the “Notice of Business Proposals”).  A copy of the Notice of Business Proposals is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5(a) is hereby amended to add the following:

As of the date of this filing, Mr. Marcum directly owns 6,200 Shares of the Issuer, constituting less than one percent of the Shares outstanding.  Mr. Marcum, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Mr. Marcum disclaims beneficial ownership of the Shares owned by WCM and HKW Trust.

As of the date of this filing, Mr. Wahle directly owns 7,500 Shares of the Issuer, constituting less than one percent of the Shares outstanding.  Mr. Wahle, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Mr. Wahle disclaims beneficial ownership of the Shares owned by WCM and HKW Trust.

As of the date of this filing, Mr. Kornstein directly owns 5,500 Shares of the Issuer, constituting less than one percent of the Shares outstanding.  Mr. Kornstein, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 10,000,000 Shares owned by WCM and the 1,000,000 Shares owned by HKW Trust, constituting approximately 6.5% of the Shares outstanding.  Mr. Kornstein disclaims beneficial ownership of the Shares owned by WCM and HKW Trust.

Item 5(c) is hereby amended and restated to read as follows:

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

  Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Notice of Business Proposals dated February 28, 2008.

CUSIP NO. 172737108

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 3, 2008

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

HKW TRUST

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	Trustee

/s/ Mark J. Wattles
Mark J. Wattles

/s/ James A. Marcum
James A. Marcum

/s/ Elliott Wahle
Elliott Wahle

/s/ Don R. Kornstein
Don R. Kornstein

/s/ Anthony Bergamo
Anthony Bergamo

/s/ Alexander M. Bond
Alexander M. Bond

CUSIP NO. 172737108

Index of Exhibits.

Exhibit 99.1           Notice of Business Proposals dated February 28, 2008

CUSIP NO. 172737108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

WATTLES CAPITAL MANAGEMENT, LLC
None

HKW TRUST
None

MARK J. WATTLES
None

JAMES A. MARCUM

4,300	4.2200	03/03/2008
1,900	4.2199	03/03/2008

ELLIOTT WAHLE

7,500	4.5900	02/29/2008

DON R. KORNSTEIN

5,500	4.6300	02/28/2008

ANTHONY BERGAMO
None

ALEXANDER M. BOND
None